UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S RESULTS OF TENDER OFFER FOR JBIS HOLDINGS, INC. COMMON SHARES

On March 17, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the results of the tender offer by NTT DATA CORPORATION, a subsidiary of NTT, for JBIS Holdings, Inc.’s common shares, which commenced on February 1, 2012 and was completed on March 16, 2012. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 19, 2012

March 17, 2012

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DATA CORPORATION’S RESULTS OF TENDER OFFER

FOR JBIS HOLDINGS, INC. COMMON SHARES

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced the results of the tender offer for common shares of JBIS Holdings, Inc. (Code Number: 3820, First Section of the Tokyo Stock Exchange), which commenced on February 1, 2012 and was completed on March 16, 2012, pursuant to the decision adopted at its Board of Directors’ meeting held on January 31, 2012.

For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

Takayuki Kimura or Yusuke Aida

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5581

Fax:     +81-3-5205-5589

[Translation]

March 17, 2012

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

NOTICE REGARDING RESULTS OF TENDER OFFER FOR SHARES

OF JBIS HOLDINGS, INC.

NTT DATA CORPORATION (hereinafter the “Company” or the “Tender Offeror”) hereby announces the results of the tender offer that commenced on February 1, 2012 and was completed on March 16, 2012 (hereinafter the “Tender Offer”), pursuant to the Board of Directors’ decision on January 31, 2012 to acquire JBIS Holdings, Inc.’s (Code Number: 3820, First Section of the Tokyo Stock Exchange; hereinafter “JBIS”) ordinary shares through the Tender Offer, pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; hereinafter the “Act”), as described below. The “shares” within this notice refer to rights relating to the shares purchased.

1. Outline of the Tender Offer

(1)	Name and Address of the Tender Offeror

NTT DATA CORPORATION

Address: 3-3-3 Toyosu, Koto-ku, Tokyo

(2)	Name of Target Company

JBIS Holdings, Inc.

(3)	Class of Securities Subject to the Offer

Ordinary shares

(4)	Number of Shares to be Purchased

Number of Shares Expected to be Purchased	Minimum Number of Shares Expected to be Purchased	Maximum Number of Shares Expected to be Purchased
32,195,250 shares	15,959,701 shares	— shares

Note 1:	If the total number of tendered shares does not meet the minimum number of shares expected to be purchased (15,959,701 shares), the Company will not purchase any tendered shares. If the total number of tendered shares exceeds the minimum number of shares expected to be purchased (15,959,701 shares), the Company will conduct the purchase in its entirety.

Note 2:	The number of shares expected to be purchased is noted as the maximum number of JBIS’s ordinary shares the Company will acquire via the Tender Offer. Please note that the maximum number (32,195,250 shares) is the number of shares derived by subtracting (a) the sum of (i) the number of shares of JBIS’s treasury stock as of September 30, 2011 that were not scheduled to be repurchased through the Tender Offer (114,300 shares), (ii) the number of JBIS’s ordinary shares owned by JAPAN SECURITIES AGENTS, LTD. as of September 30, 2011, which are scheduled to be repurchased by the Company (44,850 shares), and (iii) the number of JBIS’s ordinary shares owned by the Company as of the date of this notice and not scheduled to be tendered in the Tender Offfer, from (b) the total number of ordinary shares issued (32,789,400 shares) as of September 30, 2011, as stated in the Financial Statements for the Six Months Ended September 30, 2011 for the Sixth Term, submitted by JBIS on November 14, 2011.

Note 3:	Shares constituting less than one unit will also be subject to the Tender Offer. Moreover, should the right to request the purchase of shares constituting less than one unit be exercised by a shareholder in accordance with the Companies Act (Law No. 86 of 2005, including its amendment), JBIS may purchase its own shares through the Tender Offer during the tender offer period (hereinafter, the “Tender Offer Period”) as provided for by law.

Note 4:	The Company does not intend to acquire the JBIS’s treasury stock through the Tender Offer.

(5)	Tender Offer Period

Wednesday, February 1, 2012 to Friday, March 16, 2012 (33 business days)

(6)	Tender Offer Price

310 yen per ordinary share

2. Results of the Tender Offer

(1)	Outcome of the Tender Offer

The Tender Offer contained the condition that if the total number of shares tendered did not meet the expected minimum number of shares to be purchased (15,959,701 shares), the Company would not purchase any tendered shares. However, the total number of shares tendered (23,318,401 shares) exceeded the expected minimum number of shares to be purchased, and therefore the Company will conduct the purchase in its entirety, as stated in the tender offer commencement notice and tender offer registration statement.

(2)	Date of Public Notice of the Outcome of the Tender Offer and the Name of the Publishing Newspapers

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, the results were disclosed to the media on March 17, 2012 through Tokyo Stock Exchange Inc., using the method prescribed in Article 9-4 of the Enforcement Ordinance of the Act (Cabinet Order No. 321 of 1965, including subsequent revisions) and Article 30-2 of the Cabinet Office Ordinance Concerning Disclosure of a Tender Offer for Share Certificates by a Party other than the Issuer (Ministry of Finance No. 38 of 1990, including subsequent revisions; hereinafter the “Ordinance”).

(3)	Number of Shares Purchased

Class of shares	A. Number tendered (converted into shares)	B. Number purchased (converted into shares)
Shares	23,318,401 shares	23,318,401 shares
Stock acquisition rights	—	—
Bonds with stock acquisition rights	—	—
Trust beneficiary certificates for the shares ( )	—	—
Depositary receipts for the shares ( )	—	—
Total	23,318,401	23,318,401

(Total number of potential shares)	—	(—)

(4)	Change in Shareholding Ratio After the Tender Offer

Number of voting rights represented by the Shares held by the Tender Offeror prior to the Tender Offer	4,350 rights	(Shareholding ratio prior to the Tender Offer 1.33%)
Number of voting rights represented by the Shares held by special affiliates prior to the Tender Offer	105,797 rights	(Shareholding ratio prior to the Tender Offer 32.42%)
Number of voting rights represented by the Shares held by the Tender Offeror after the Tender Offer	237,534 rights	(Shareholding ratio after the Tender Offer 72.80%)
Number of voting rights represented by the Shares held by special affiliates after the Tender Offer	65,202 rights	(Shareholding ratio after the Tender Offer 19.98%)

Total	326,008 rights

Note 1:	“Number of voting rights represented by the Shares held by special affiliates prior to the Tender Offer” and “Number of voting rights represented by the Shares held by special affiliates after the Tender Offer” above are the numbers of voting rights represented by the shares held by “special affiliates” (other than the entities which are excluded from “special affiliates” pursuant to Article 3-2(1) of the Ordinance, with respect to the calculation of shareholding ratio under Article 27-2(1) of the Act).
Note 2:	“Total” above represents the total number of voting rights stated in the Financial Statements for the Nine Months Ended December 31, 2011 for the Sixth Term submitted by JBIS on February 14, 2012. However, because fractional shares are also subject to the Tender Offer, in calculating the “Shareholding ratio prior to the Tender Offer” and “Shareholding ratio after the Tender Offer,” the denominator is 326,303, adding to the “Total” the voting rights (295) of the fractional shares (29,500 shares) as of December 31, 2011, stated in the aforementioned Financial Statements for the Nine Months Ended December 31, 2011.
Note 3:	The “Shareholding ratio prior to the Tender Offer” and “Shareholding ratio after the Tender Offer” have been rounded to the nearest second decimal place.

(5)	Calculation Method Where Proportional Distribution is Used For the Tender Offer

Not applicable

(6)	Settlement Method

	Name and Address of Principal Office of Financial Instruments Business Operator and Bank to Settle the Tender Offer

Mizuho Securities Co., Ltd.

1-5-1 Otemachi, Chiyoda-ku, Tokyo, Japan

‚	Commencement Date of Settlement

March 23, 2012 (Friday)

ƒ	Settlement Method

Notification of the purchases under the Tender Offer will be sent to the address or residence of all accepting shareholders (or the standing proxy for foreign shareholders) in the Tender Offer (hereinafter the “Accepting Shareholders”) immediately after the conclusion of the Tender Offer Period. Purchases will be settled in cash. In accordance with the instructions of the Accepting Shareholders, the Tender Offer agent who accepted the tender will, without delay after the settlement commencement date, remit the funds for the shares purchased to the location designated by the Accepting Shareholders or the head office or branch offices in Japan of the Tender Offer agent.

3. Post-Tender Offer Policies and Outlook

For information about the Company’s business policies following subsequent to the Tender Offer and future prospects, please refer to the “Notice Regarding NTT DATA CORPORATION’s Commencement of A Tender Offer for JBIS Holdings, Inc. Common Shares” dated January 31, 2012.

4. Locations Where Copies of the Tender Offer Report May be Viewed

NTT DATA CORPORATION	3-3-3 Toyosu, Koto-ku, Tokyo, Japan
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo, Japan